

June 2, 2014

<u>Via E-mail</u>
Michelle Mercier
Chief Financial Officer
UMAX Group Corp
3923 West 6th Street, Ste 312
Los Angeles, CA 90020

> **Re:** **UMAX Group Corp**
> **Form 10-K for the year ended April 30, 2013**
> **Filed June 24, 2013**
> **Form 8-K filed July 18, 2013**
> **Form 10-Q for the quarter ended October 31, 2013**
> **Filed December 24, 2013**
> **File No. 333-174334**

Dear Ms. Mercier:

We issued comments to you on the above captioned filings on March 27, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 16, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief